UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Notice to shareholders, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on August 25, 2020, regarding the Synthetic Voting Map for the extraordinary general shareholders meeting to be held on August 27, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: August 25, 2020

Item 1

Notice to shareholders, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on August 25, 2020, regarding the Synthetic Voting Map for the extraordinary general shareholders meeting to be held on August 27, 2020.

NATURA &CO HOLDING S.A.

National Register of Legal Entities CNPJ/ME 32.785.497/0001-97	Public-Held Company	Company’s Register (NIRE) 35.3.0053158-2

EXTRAORDINARY SHAREHOLDERS’ MEETING

 TO BE HELD ON AUGUST 27, 2020

A Natura &Co Holding S.A., a publicly-held company, with registered office in the City of São Paulo, State of São Paulo, at Avenida Alexandre Colares, No. 1188, Vila Jaguara, enrolled with the National Register of Legal Entities (CNPJ/ME) under No. 32.785.497/0001-97 (the “Company”), pursuant with CVM Instruction No. 481, of December 17, 2009, as amended, hereby informs to the shareholders and the market in general the synthetic voting map it received from the Company’s bookkeeping agent, consolidating the voting instructions transmitted by shareholders through their respective custodian agents to the central depositary, as well as votes received by the bookkeeping agent, identifying the number of approvals, rejections and abstentions for each matter contained in the remote voting ballot for each matter submitted for resolution in the Extraordinary Meeting to be held on August 27, 2020. The information of the synthetic voting map is attached.

São Paulo, August 25, 2020.

Viviane Behar de Castro

Investor Relations Officer

Publicly-held Company NIRE 35300531582 CNPJ/ME: 32.785.497/0001-97

Extraordinary General Shareholders Meeting - 08.27.2020 - 9 a.m.

Synthetic Voting Map of the Extraordinary General Shareholders Meeting ("ESM"), composed by the votes received through Distance Voting Ballot proceeding ("DVB"), by the Bookkeeping Agent, as per the rules set forth on CVM's Normative Ruling No 561. The information provided in this document reflect the information made available in our bookkeeping system until August 24, 2020.

Synthetic Bookkeeping Map		O N

AGENDA		VOTE	SHAREHOLDING POSITION	% OVER SHARE CAPITAL

ITEM - 01	Simple Resolution	APPROVE	239,734,099	19.15%
	Approval of the management's proposal for the amendment of Article 5 of the Company's Bylaws to reflect the share capital recorded at the meetings of the Board of Directors held on June 30, 2020 and on July 27, 2020	REJECT	0	0.00%
		ABSTAIN	748,751	0.06%
ITEM - 02	Simple Resolution	APPROVE	239,401,499	19.12%
	Approval of the management's proposal for the change of the Company's authorized capital, with the consequent amendment of the main section of Article 6 of the Bylaws, so that the share capital can be increased up to the limit of one billion and five hundred million (1,500,000,000) common shares, with no par value, upon a resolution of the Board of Directors, regardless of a Bylaws amendment.	REJECT	333	0.03%
		ABSTAIN	748,751	0.06%
ITEM - 03	Simple Resolution	APPROVE	239,734,099	19.15%
	Approval of the management proposal so that General Meetings can be installed and chaired by the Company's Corporate Governance Officer in case of absence or impairment of the Co-Chairmen of the Board of Directors and the Executive Chairman of the Board of Directors, with the consequent amendment of Article 11 of the Bylaws.	REJECT	0	0.00%
		ABSTAIN	748,751	0.06%
ITEM - 04	Simple Resolution	APPROVE	239,484,099	19.13%
	Approval of the management's proposal for the restatement of the Company’s Bylaws to reflect the modifications indicated above	REJECT	250	0.02%
		ABSTAIN	748,751	0.06%
ITEM - 05	Simple question	YES	230,023,927	18.38%
	If a second call for the EGM needs to be performed, the vote instructions contained in this Ballot may be considered in the event the EGM is held on a second call?	NO	9,710,172	0.78%
		ABSTAIN	748,751	0.06%